FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2006

HOLMES FINANCING (No 8) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2006 to 09 October 2006

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	383,786	30,039,170
Replenishment	12,800	1,300,078
Repurchased	(4,841)	(449,864)
Redemptions	(9,583)	(855,808)
Losses	(24)	(78)
Capitalised Interest	0	4,548	( * see below )
Other Movements	0	0
Carried Forward	382,138	30,038,046

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,254,915	101,193,321
Repurchased	(402,863)	(30,839,530)
Redemptions	(583,958)	(46,881,987)
Losses	(1,147)	(2,763)
Capitalised Interest	0	169,791	( * see above )
Other Movements	0	0
Carried Forward	382,138	30,038,046

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)
1 Month	4.35%	41.33%	( including
3 Month	13.10%	42.97%	redemptions and
12 Month	45.45%	45.45%	repurchases )

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2006 to 09 October 2006

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	38.82	months
Weighted Average Loan size	£78,605.23
Weighted Average LTV	65.39%	*** (see below)
Weighted Average Indexed LTV	55.27%	using Halifax House Price Index
Weighted Average Indexed LTV	53.97%	using Nationwide House Price Index
Weighted Average Remaining Term	17.67	Years

Product Type Analysis	£000's	%
Variable Rate	10,230,958	34.06%
Fixed Rate	7,692,744	25.61%
Tracker Rate	12,114,344	40.33%
	30,038,046	100.00%

As at 09 October 2006 approximately 14.04% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	4,466,657	14.87%
Interest Only	6,521,260	21.71%
Repayment	19,050,129	63.42%
	30,038,046	100.00%

Loan Purpose Analysis	£000's	%
Purchase	20,140,510	67.05%
Remortgage	9,897,536	32.95%
	30,038,046	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2006	6.75%
01 September 2005	6.50%
01 September 2004	6.75%
01 July 2004	6.50%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2006 to 09 October 2006

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	15,151	1,105,462	3.68%
East Midlands	20,423	1,406,608	4.68%
Greater London	66,690	6,621,037	22.04%
North	15,908	930,314	3.10%
North West	42,910	2,712,058	9.03%
Scotland	24,647	1,439,209	4.79%
South East	100,486	9,279,879	30.89%
South West	29,751	2,338,385	7.78%
Wales	17,497	1,071,804	3.57%
West Midlands	24,891	1,681,027	5.60%
Yorkshire and Humberside	23,516	1,441,623	4.80%
Unknown	268	10,640	0.04%
Total	382,138	30,038,046	100.00%

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	23,712	998,385	3.32%	31.79
25.01 - 50.00	97,591	6,157,394	20.50%	33.78
50.01 - 75.00	149,851	13,183,390	43.89%	34.90
75.01 - 80.00	16,932	1,565,147	5.21%	41.74
80.01 - 85.00	20,888	2,064,907	6.87%	40.37
85.01 - 90.00	34,998	3,489,983	11.62%	40.38
90.01 - 95.00	38,166	2,578,839	8.59%	60.76
Total	382,138	30,038,046	100.00%	38.82

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2006 to 09 October 2006

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	371,418	29,180,899	(2,155)	97.19%
1.00 - 1.99 months	6,038	475,609	4,227	1.58%
2.00 - 2.99 months	1,999	156,892	2,577	0.52%
3.00 - 3.99 months	955	74,391	1,749	0.25%
4.00 - 4.99 months	456	36,370	1,093	0.12%
5.00 - 5.99 months	314	25,464	900	0.08%
6.00 -11.99 months	627	51,771	2,724	0.17%
12 months and over	78	5,744	666	0.02%
Properties in Possession	253	17,252	1,873	0.06%
Total	382,138	30,024,392	13,654	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,011,756	16,027,414
Replenishment of Assets	0	1,300,078
Acquisition by Funding	0	0
Distribution of Principal Receipts	(1,236,214)	(69,458)
Allocation of Losses	(36)	(42)
Share of Capitalised Interest	2,115	2,433
Payment Re Capitalised Interest	(2,115)	2,115
Balance Carried Forward	12,775,506	17,262,540

Carried Forward Percentage	42.53108%	57.46892%

Minimum Seller Share	1,577,117	5.25%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2006 to 09 October 2006

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	2,313,363
Additional Amounts Accumulated	1,236,250
Payment of Notes	0
Carried Forward	3,549,613

Target Balance	1,379,471	payable on 16th October 2006
	1,017,901	payable on 15th December 2006
	811,996	payable on 16th January 2007
	339,570	payable on 16th July 2007
	3,548,938

Excess Spread *
Quarter to 17/07/06	0.4492%
Quarter to 15/04/06	0.2602%
Quarter to 15/01/06	0.5407%
Quarter to 15/10/05	0.4882%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 17/07/2006	£272,000,000.00	£0.00	£0.00
Required Amount as at 17/07/2006	£272,000,000.00	£0.00	£0.00
Percentage of Notes	1.67%	0.00%	0.00%
Percentage of Funding Share	2.13%	0.00%	0.00%

Notes Outstanding
	£000's
AAA Notes Outstanding	15,274,781
AA Notes Outstanding	416,165
A Notes Outstanding	101,506
BBB Notes Outstanding	532,667
Total	16,325,119

Properties in Possession

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2006 to 09 October 2006

All values are in thousands of pounds sterling unless otherwise stated

Stock
	Current Period
	Number	£000's
Brought Forward	233	17,403
Repossessed in Period	44	7,567
Sold in Period	(24)	(5,845)
Carried Forward	253	19,125

	Cumulative
	Number	£000's
Repossessed to date	1,394	169,285
Sold to date	(1,141)	(150,160)
Carried Forward	253	19,125

Repossession Sales Information
Average time Possession to Sale	98	Days
Average arrears at time of Sale	£5,222

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th October 2005, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Note
On 17th July Holmes Financing 3 exercised its option to redeem all of the remaining notes outstanding in accordance with Condition 5(D) of the notes

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2006 to 09 October 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	4.69031%	0.26%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	3.09000%	0.26%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	4.69031%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	4.69031%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	4.69031%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	4.69031%	1.75%
Series 3 Class B	Holmes Financing No. 2	AA/Aa3/AA	£19,000,000	4.69031%	0.45%
Series 3 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	£25,000,000	4.69031%	1.50%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	3.09000%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	3.09000%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	3.09000%	1.60%
Series 4 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	CHF 850,000,000		3.50%
Series 4 Class B	Holmes Financing No. 4	AA/Aa3/AA	£11,000,000	4.69031%	0.43%
Series 4 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	£19,000,000	4.69031%	1.50%
Series 3 Class A 1	Holmes Financing No. 5	AAA/Aaa/AAA	€ 600,000,000		4.25%
Series 3 Class A 2	Holmes Financing No. 5	AAA/Aaa/AAA	£500,000,000	4.69031%	0.23%
Series 3 Class B	Holmes Financing No. 5	AA/Aa3/AA	€ 53,000,000	3.09000%	0.40%
Series 3 Class C	Holmes Financing No. 5	BBB/Baa2/BBB	€ 76,000,000	3.09000%	1.47%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	3.09000%	0.24%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	3.09000%	0.50%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	3.09000%	1.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	5.50688%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	5.50688%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	5.50688%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	4.69031%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	4.69031%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	4.69031%	1.55%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$500,000,000	5.50688%	0.23%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	4.69031%	0.50%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	4.69031%	0.80%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	3.09000%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	4.69031%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	3.09000%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	3.09000%	0.80%
Series 2 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	$1,500,000,000	5.50688%	0.08%
Series 2 Class B	Holmes Financing No. 8	AA/Aa3/AA	$51,000,000	5.50688%	0.17%
Series 2 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	$87,000,000	5.50688%	0.72%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	3.09000%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	3.09000%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	3.09000%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	4.69031%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	5.50688%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	4.69031%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	4.69031%	0.90%
Series 1 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$1,740,000,000	5.50688%	-0.03%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2006 to 09 October 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	5.50688%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	3.09000%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	4.69031%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	4.69031%	0.09%
Series 1 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,260,000,000	5.46815%	-0.03%
Series 1 Class B	Holmes Financing No. 10	AA/Aa3/AA	$47,000,000	5.46815%	0.08%
Series 1 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$47,000,000	5.46815%	0.27%
Series 2 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.46815%	0.03%
Series 2 Class B	Holmes Financing No. 10	AA/Aa3/AA	$55,000,000	5.46815%	0.09%
Series 2 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$55,000,000	5.46815%	0.35%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	3.13900%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	3.13900%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	4.93323%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	3.13900%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	4.93323%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	3.13900%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	4.93323%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.46815%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	4.93323%	0.09%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2006 to 09 October 2006

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10
02Q3	-	703	-	-	352	-	-	-	-	-
02Q4	-	-	-	-	352	-	-	-	-	-
03Q1	-	-	750	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-	-	-
03Q4	-	176	-	191	-	481	-	-	-	-
04Q1	-	176	-	191	-	-	241	-	-	-
04Q2	-	176	-	191	-	-	241	-	-	-
04Q3	-	176	-	191	-	-	-	-	-	-
04Q4	-	-	-	-	698	-	-	-	-	-
05Q1	-	-	750	-	-	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001	-	-
05Q3	650	-	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-	-	-
06Q2	-	125	-	-	-	-	-	-	-	-
06Q3	-	125	546	1,456	-	-	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10
06Q3	-	-	-	-	-	-	-	-	-	-
06Q4	-	-	-	350	875	-	-	-	-	-
07Q1	-	-	-	-	-	-	161	812	1,018	-
07Q2	-	-	-	-	-	634	161	-	-	-
07Q3	575	-	-	-	-	-	-	-	-	679
07Q4	-	300	-	-	-	770	-	-	-	-
08Q1	-	-	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221	-	388
08Q3	-	-	-	-	-	-	-	221	1,272	388
08Q4	-	-	-	-	-	-	-	221	-	-
09Q1	-	-	-	-	-	-	-	1,171	-	-
09Q2	-	-	-	-	-	-	-	-	-	342
09Q3	-	-	-	-	-	-	-	-	-	342
09Q4	-	-	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-	453	-
10Q2	-	-	-	-	-	-	-	-	453	-
10Q3	250	-	-	-	-	-	-	-	600	-
10Q4	-	-	-	-	-	-	-	-	-	1,526
11Q1	-	-	-	-	-	-	-	-	-	-

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 September 2006 to 09 October 2006

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 8) PLC

Dated: 23 October 2006	By / s / Jessica Petrie
(Authorised Signatory)